

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

<u>Via E-mail</u>
Jenny Wu
Chief Financial Officer
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People's Republic of China

   Re: Ctrip.com International, Ltd.
     Form 20-F for the Fiscal Year Ended December 31, 2011
     Filed on March 30, 2012
     Form 6-K filed September 12, 2012
     Form 6-K filed September 25, 2012
     File No. 001-33853

Dear Ms. Wu:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kathleen Collins

              Kathleen Collins
              Accounting Branch Chief

cc: <u>Via E-mail</u>
   Jane Sun – Ctrip.com International
   Julie Gao - Skadden, Arps, Slate, Meagher & Flom